CURLEW LAKE RESOURCES INC.

CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED
JULY 31, 2017

(Expressed in Canadian Dollars)
(Unaudited)

NOTICE TO READER

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying condensed unaudited interim financial statements have been prepared by and are the responsibility of the management.

The Company's independent auditor has not performed a review of these amended and restated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

VANCOUVER, BC

CURLEW LAKE RESOURCES INC.
STATEMENTS OF FINANCIAL POSITION
AS AT
(Expressed in Canadian dollars)

		July 31, 2017	January 31, 2017
	Note		(Audited)

ASSETS

Current assets
Cash		$519,680	$85
GST receivable		10,179	5,678
		529,859	5,763

Other assets
Restricted cash	3	59,213	58,994
		59,213	58,994

TOTAL ASSETS		$589,072	$64,757

LIABILITIES
Accounts payable and accrued liabilities	4 & 8	$52,544	$457,793
Reclamation obligation	5	70,300	70,300
TOTAL LIABILITES		122,844	528,093

SHAREHOLDERS’ DEFICIENCY
Share capital	6	16,845,466	15,856,333
Reserves	6	666,865	666,865
Deficit		(17,046,103)	(16,986,534)
TOTAL SHAREHOLDERS’ DEFICIENCY		466,228	(463,336)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIENCY		$589,072	$64,757

Nature of operations and going concern (Note 1)
Contingencies (Note 9)
Subsequent events (Note 11)

On behalf of the Board:

“Jurgen Wolf”	Director	“Christopher Cherry”	Director

See accompanying notes to the condensed interim financial statements

CURLEW LAKE RESOURCES INC.
CONDENSED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
FOR THE SIX MONTHS ENDED JULY 31,
(Expressed in Canadian dollars - unaudited)

		Six months ended		Three months ended
	Note	July 31,	July 31,	July 31,	July 31,
		2017	2016	2017	2016

EXPENSES
Management fees	8	$3,000	$3,000	$1,500	$1,500
Office facilities and administrative		16,390	14,568	8,526	7,091
Professional fees and consulting		17,007	6,698	15,007	4,698
Shareholder communications		1,050	1,731	800	1,181
Transfer agent and filing fees		10,398	5,692	8,680	3,728
Travel and promotion		11,724	2,382	9,617	1,152
		$(59,569)	$(34,071)	$(44,130)	$(19,350)

LOSS AND COMPREHENSIVE LOSS		$(59,569)	$(34,071)	$(44,130)	$(19,350)

Basic and diluted loss per share		$(0.02)	$(0.02)	$(0.01)	$(0.01)

Weighted average number of common shares outstanding		3,349,861	1,979,695	4,675,347	1,979,695

See accompanying notes to the condensed interim financial statements

CURLEW LAKE RESOURCES INC.
CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIENCY)
SIX MONTHS ENDED JULY 31, 2017 and 2016
(Expressed in Canadian dollars - unaudited)

	Share capital

	Number of
	shares	Amount	Reserves	Deficit	Total

Balance at January 31, 2016	1,979,695	$15,856,333	$666,865	$(16,917,921)	$(394,723)
Comprehensive loss for the period	-	-	-	(34,071)	(34,071)

Balance at July 31, 2016	1,979,695	$15,856,333	$666,865	$(16,951,992)	$(428,794)

Balance at January 31, 2017	1,979,695	$15,856,333	$666,865	$(16,986,534)	$(463,336)
Shares issued for cash	3,640,000	910,000	-	-	910,000
Shares issued for debt settlement	360,000	90,000	-	-	90,000
Shares issue cost	-	(10,867)	-	-	(10,867)
Comprehensive loss for the period	-	-	-	(59,569)	(59,569)

Balance at July 31, 2017	5,979,695	$16,845,466	$666,865	$(17,046,103)	$(466,228)

See accompanying notes to the condensed interim financial statements

CURLEW LAKE RESOURCES INC.
CONDENSED INTERIM STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JULY 31,
(Expressed in Canadian dollars - unaudited)

	2017	2016

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$(59,569)	$(34,071)

Net change in non-cash working capital accounts:
GST receivable	(4,501)	(494)
Accounts payable and accrued liabilities	(315,249)	35,474
Net cash provided by (used in) operating activities	(379,319)	909

CASH FLOWS FROM INVESTING ACTIVITY
Change in restricted cash	(219)	(219)
Net cash used in investing activity	(219)	(219)

CASH FLOWS FROM FINANCING ACTIVITY
Shares Issued for cash	910,000	-
Share issued cost	(10,867)	-
Net cash provided by investing activity	899,133	-

Increase in cash during period	519,595	690
Cash, beginning of period	85	104

Cash, end of period	$519,680	$794

NON-CASH TRANSACTIONS:

During the six months ended July 31, 2017, the Company settled $90,000 of payables through the issuance of 360,000 common shares.

There were no non-cash transactions for the six months ended July 31, 2016.

See accompanying notes to the condensed interim financial statements

CURLEW LAKE RESOURCES INC.
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
July 31, 2017
(Unaudited)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Curlew Lake Resources Inc. (the “Company” or “Curlew”) was incorporated January 15, 1987, under the Company Act of British Columbia. The Company is in the business of the acquisition, exploration and development of oil and gas properties and mineral properties in Western Canada. On July 16, 2015 the Company’s shares were moved to the NEX board under the symbol CWQ.H. The Company’s corporate office and principal place of business is Suite 303, 595 Howe Street, Vancouver, British Columbia, Canada.

On May 12, 2017, the Company consolidated its issued and outstanding shares totaling 19,796,952 on a 10:1 basis. Upon completion of the consolidation the Company had 1,979,695 post consolidation common shares issued and outstanding. All shares and per share amount have been restated to reflect the share consolidation.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. The Company’s ability to continue as a going concern is dependent on obtaining continued financial support, completing public equity financing or generating profitable production in the future. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business. The Company has a working capital deficiency and will require additional funding. These material uncertainties may cast significant doubt as to the Company’s ability to continue as a going concern.

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION

The condensed interim financial statements were authorized for issuance on August 2, 2017 by the directors of the Company.

Statement of compliance

These condensed interim financial statements are prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting under International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board. These condensed interim financial statements do not contain all of the information required for full annual financial statements.

Basis of preparation

These financial statements have been prepared on an accrual basis except for cash flow information, and are based on historical costs, except for certain financial instruments classified as fair value through profit or loss and available for sale which are stated at their fair value. The financial statements are presented in Canadian dollars unless otherwise noted.

Significant accounting judgments, estimates and assumptions

The preparation of the Company’s financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

CURLEW LAKE RESOURCES INC.
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
July 31, 2017
(Unaudited)

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

Significant accounting judgments, estimates and assumptions (continued)

Areas requiring a significant degree of estimation and judgment relate to the determination of the recoverability of the carrying value of exploration and evaluation assets, rehabilitation obligation, fair value measurements for long term liabilities and other equity-based payments, and the recoverability and measurement of deferred tax assets and liabilities. Actual results may differ from those estimates and judgments.

Management has determined that exploration, evaluation and related costs incurred which have limited future economic benefits and may not be economically recoverable. Management uses several criteria in its assessment of economic recoverability and probability of future economic benefits including geologic and other technical information, history of conversion of mineral deposits with similar characteristics to its own properties to proven and probably mineral reserves, scoping and feasibility studies, accessible facilities and existing permits.

Rehabilitation obligation - The Company has recorded an estimated value of a rehabilitation obligation that is expected to be paid at a future date, determined by estimates of amounts to be paid in future years. Such estimates are revised based on market conditions.

Deferred income taxes - Judgement is required in determining whether deferred tax assets are recognized in the statement of financial position. Deferred tax assets, including those arising from unutilized tax losses require management to assess the likelihood that the Company will generate taxable earnings in future periods, in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the date of the statement of financial position could be impacted. The Company has not recorded any deferred tax assets for the years presented.

New accounting standards not yet adopted

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective. The Company has not yet early adopted any of these standards and is currently evaluating the impact, if any, that these standards might have on its financial statements.

IAS 12 Income taxes

Amendments to IAS 12 to clarify the recognition of deferred tax asset for unrealized losses. This standard has a tentative effective date of January 1, 2017.

IFRS 9 Financial Instruments

IFRS 9 Financial Instruments replaces the current standard IAS 39 Financial Instruments: Recognition and Measurement, replacing the current classification and measurement criteria for financial assets and liabilities with only two classification categories: amortized cost and fair value. This standard has a tentative effective date of January 1, 2018.

IFRS 15 Revenue from contracts with customers

IFRS 15 is a new standard to establish principles for reporting the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. It provides a single model to depict the transfer of promised goods or services to customer. IFRS 15 supersedes IAS 11, Construction Contracts, IAS 18, Revenue, IFRIC 13, Customer Loyalty Programs, IFRIC 15, Agreement for the

CURLEW LAKE RESOURCES INC.
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
July 31, 2017
(Unaudited)

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

Construction of Real Estate, IFRIC 18, Transfer of Assets from Customers, and SIC-31, Revenue – Barter Transactions involving Advertising Service. This standard has a tentative effective date of January 1, 2018.

• IFRS 16 Leases

IFRS 16 is a new standard that sets out the principles for recognition, measurement, presentation, and disclosure of leases including guidance for both parties to a contract, the lessee and the lessor. The new standard eliminates the classification of leases as either operating or finance leases as is required by IAS17 and instead introduces a single lessee accounting model. This standard has a tentative effective date of January 1, 2019.

3.	RESTRICTED CASH

The Company has cash on deposit with the Alberta Energy Regulator (“AER”) under the AER’s Liability Management programs to cover potential liabilities relating to its wells. The required security deposit with the AER is determined based on a monthly licensee management rating assessment. (see Note 5)

4.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	July 31,	January 31,
	2017	2017
Accounts payable	$48,352	$400,437
Accrued liabilities	4,192	25,972
Amounts due to related parties (Note 8)	-	31,384
	$52,544	$457,793

5.	RECLAMATION OBLIGATION

The Company has recorded a decommissioning provision in connection with estimated reclamation costs on a previously written off property. The obligation is recognized based on the estimated future reclamation costs. The Company had two wells in Alberta which were determined to be uneconomic and costs have been incurred to plug these wells. Reclamation and remediation work is still required to bring the site back to its natural state. (See Note 3)

6.	SHARE CAPITAL AND RESERVES

Authorized: unlimited number of common shares with no par value

During fiscal 2016, the Company issued 125,000 common shares valued at $6,250 to partially settle contingent litigation (Note 9).

During quarter ended July 31, 2017, the following transactions took place:

On May 12, 2017, the Company consolidated its issued and outstanding shares on a 10:1 basis. All shares and per share amount have been restated to reflect the share consolidation.

On May 30, 2017, the Company completed a private placement and issued 3,640,000 common shares at a price of $0.25 per common share for gross proceeds of $910,000.

On May 30, 2017, the Company settled $90,000 of accounts payable and accrued liabilities through the issuance of 360,000 common shares. (Note 8)

CURLEW LAKE RESOURCES INC.
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
July 31, 2017
(Unaudited)

6.	SHARE CAPITAL AND RESERVES (continued)

Warrants

There were no warrants outstanding and exercisable at January 31, 2017 and July 31, 2017.

Stock options

The Company follows the policies of the TSX Venture Exchange (“TSX-V”) under which it is authorized to grant options to executive officers and directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 10 years. Vesting is determined by the Board of Directors.

There were no stock options outstanding and exercisable at January 31, 2017 and July 31, 2017.

7.	FINANCIAL RISK MANAGEMENT

The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash held in bank accounts. The Company’s cash is deposited in bank accounts held with a major bank in Canada and accordingly, there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies. GST receivable is due from a government agency.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company's ability to continue as a going concern is dependent on management's ability to raise required funding through future equity issuances. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments. The Company is exposed to liquidity risk.

Interest rate risk

The Company is not currently exposed to significant interest rate risk.

CURLEW LAKE RESOURCES INC.
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
July 31, 2017
(Unaudited)

7.	FINANCIAL RISK MANAGEMENT (continued)

Capital Management

The Company includes equity, comprising of issued common shares, reserves and deficit, in the definition of capital.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of exploration and evaluation assets. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The properties in which the Company currently has an interest are in the exploration stage; as such the Company is dependent upon external financings to fund activities. In order to carry out planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during the six months ended July 31, 2017. The Company is not subject to externally-imposed capital requirements, with the exception of restricted cash posted as a deposit (Note 3).

Fair value

The fair value of the Company’s financial assets and liabilities approximates the carrying amount.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•	Level 3 – Inputs that are not based on observable market data.

The Company’s only financial asset is cash with a fair value measured at Level 1 hierarchy

8.	RELATED PARTY TRANSACTIONS

The Company considers key management personnel to consist of directors and management.

During the period ended July 31, 2017, the Company paid and/or accrued management fees of $3,000 to the CFO (2016 - $3,000), who is considered to be key management personnel

Included in accounts payable and accrued liabilities:

	July 31,	January 31,
	2017	2017
Company controlled by the CEO of the Company	$-	$9,884
Company controlled by the CFO of the Company	-	21,500
	$-	$31,384

CURLEW LAKE RESOURCES INC.
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
July 31, 2017
(Unaudited)

8.	RELATED PARTY TRANSACTIONS (continued)

The CEO settled $9,000 of debt through the issuance of 36,000 common shares,

The CFO settled $12,000 of debt through the issuance of 48,000 common shares.

9.	CONTINGENCIES

From time to time, the Company is involved in various litigation matters arising in the ordinary course of its business. Management is of the opinion that disposition of any current matter will not have a material adverse impact on the Company’s financial position, results of operations, or the ability to carry on any of its business activities.

In a prior year, a dispute arose with a joint venture participant who claimed the Company was in breach of agreements to explore certain properties in Alberta. During the year ended January 31, 2016, the Company partially settled the dispute by issuing 125,000 common shares valued at $6,250. During the six months ended July 31, 2017, the dispute was fully settled by payment of $18,303.

10.	SEGMENTED INFORMATION

The Company operates in one segment being the resource sector in Canada.